EXHIBIT 99.1

Golar releases its 2021 Environmental, Social and Governance report

Golar LNG Limited (“Golar”) is pleased to announce that it has issued its 2021 Environmental, Social and Governance (“ESG”) report. This comprehensive report describes Golar’s important role in advancing the global energy transition to a lower carbon future - championing LNG as a transition fuel in partnership with renewables, and as a reliable alternative for those in need of energy security today.

As part of our target to further reduce emissions from our operations Golar has invested in a carbon capture technology company that has developed and achieved proof of concept for a CO2 capture and separation membrane technology. Subject to successful completion of a commercial pilot project with another industrial user, the technology could be used in future FLNG projects.

Our 2021 ESG report is attached and will also be posted to our website.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
May 16, 2022
Enquiries:
Golar Management Limited: + 44 207 063 7900
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act